UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On July 17, 2026 (the “Effective Date”), PolyPid Ltd. (the “Company”) entered into a License and Supply Agreement (the “Agreement”) with Azurity Pharmaceuticals Ireland Ltd. (“Azurity”), pursuant to which Company granted the exclusive right to Azurity to commercialize the Company’s product D-PLEX100 (the “Product”) in the United States of America and Canada (the “Territory”). The term of the Agreement expires 20 years after the Effective Date. The Agreement is also terminable by either party under certain limited circumstances.

Under the terms of the Agreement, the Company is entitled to receive an upfront payment of $15 million due upon the execution of the Agreement and an additional near-term milestone payment of $15 million payable upon U.S. Food and Drug Administration acceptance of the Product New Drug Application, which is expected in August 2026. The Company is eligible to receive up to approximately $300 million in additional regulatory, development and sales-based milestone payments. Upon commercialization, the Company will manufacture and supply the Product to Azurity for a transfer price and will be entitled to tiered royalties ranging from mid-teen to mid-twenties percentages.

In addition to the upfront and milestone payments, as part of the collaboration, the parties may agree to jointly pursue potential label expansion of the Product in the Territory into additional surgical site infections indications beyond abdominal, with Azurity providing funding for these additional clinical development programs. The Company will retain global commercial rights to the Product outside of the Territory, manufacturing rights worldwide, and full ownership of its PLEX platform, Kynatrix™ technology and associated pipeline assets.

Attached hereto as Exhibit 99.1 and incorporated herein is the Company’s press release issued on July 21, 2026, titled “PolyPid Announces Exclusive Partnership with Azurity Pharmaceuticals for the Commercialization of D-PLEX₁₀₀ in the U.S. and Canada.”

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected acceptance of the Product New Drug Application and timing thereof, the Company’s eligibility to receive up to approximately $300 million in additional regulatory, development and sales-based milestone payments and that the parties may agree to jointly pursue potential label expansion of the Product in the Territory into additional surgical site infections indications beyond abdominal. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

The paragraphs above (and not Exhibit 99.1) are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651, File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1*	License and Supply Agreement, dated July 17, 2026, by and between PolyPid Ltd. and Azurity Pharmaceuticals Ireland Ltd.
99.1	Press release issued by PolyPid Ltd. on July 21, 2026, titled “PolyPid Announces Exclusive Partnership with Azurity Pharmaceuticals for the Commercialization of D-PLEX₁₀₀ in the U.S. and Canada.”

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: July 21, 2026	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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